February 19, 2008

Via: EDGAR Mr. Brad Skinner Senior Assistant Chief Accountant Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-7010
Re:          Swift Energy Company
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
Forms 10-Q for fiscal Quarters Ended March 31, 2007
And June 30, 2007
Filed May 4, 2007 and August 3, 2007

Dear Mr. Skinner:

This letter is in response to your letter dated February 4, 2008, regarding the filing above.  Each numbered item below corresponds to the numbered item of your comment letter and is followed by the Company’s response.

Form 10-Q for the Fiscal Quarters Ended March 31, 2007 and June 30, 2007

Notes to Condensed Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Full Cost Ceiling Test, page 8

SEC Comment:

1.
We note from your response to comment 1 of our letter dated December 7, 2007, that you will make in future filings all of the disclosures required by Codification of Financial Reporting 501.14.  Please provide us with a draft of the expanded disclosures that you intend to include in future filings:

Company Response:

The following language is a draft of the expanded disclosure we intend to include in all applicable future filings (with updated text italicized for convenience):

“Given the volatility of oil and gas prices, it is reasonably possible that our estimate of discounted future net cash flows from proved oil and gas reserves could change in the near term. If oil and gas prices decline significantly from our period-end prices used in the Ceiling Test, even if only for a short period, it is possible that non-cash write-downs of oil and gas properties could occur in the future. If we have significant declines in our oil and gas reserves volumes, which also reduce our estimate of discounted future net cash flows from proved oil and gas reserves, a non-cash write-down of our oil and gas properties could occur in the future.  We cannot control and cannot predict what future prices for oil and natural gas will be, thus we cannot estimate the amount or timing of any potential future non-cash write-down of our oil and gas properties if a sizeable decrease in oil and/or gas prices were to occur.”

Engineering Comments

Business, page 4

Reserves Replacement Ratio and Reserves Replacement cost, page 5

SEC Comment:

2.
In your response two to our December 7, 2007 letter, you did not agree to our request “to add an adjusted reserves replacement cost that includes the estimated costs to develop the proved undeveloped reserves.”  Your stated intention to make reference to the future development costs in the Standardized Measure does not present an adjusted reserve replacement cost.  We reissue our prior comment two.

Company Response:

We discussed this comment with Mr. Winfrey of the Staff on February 11, 2008 and it is our understanding that most of our peer companies do not disclose reserve replacement cost in SEC filings.  Accordingly, we will not disclose reserve replacement cost in future SEC filings.

Sales volumes, Sales prices and Production Cost Information, page 16

SEC Comment:

3.
In your response three to our December 7, 2007 letter, you agreed to disclose material effects of your hedging program.  Our intention here is also the disclosure of the effectiveness of your hedging program.  To provide investors with a clear understanding of the impact of your hedging program, disclose in this section your historical prices before and after the effects of your hedging program.

Company Response:

In all applicable future filings, we will disclose the impact of our hedging program by disclosing historical prices both before and after the effects of our hedging program.

Should any additional information be required, or if you have any questions regarding this letter or further comments, please contact our outside securities counsel, Donald W. Brodsky, Baker & Hostetler, LLP, at 713.646.1335.  Thank you.

Sincerely, /s/ Alton D. Heckaman, Jr.
Alton D. Heckaman, Jr. Executive Vice President and Chief Financial Officer
Attachments

cc:           Securities and Exchange Commission (via fax)
Swift Energy Company
Terry E. Swift
Bruce H. Vincent
Christopher M. Abundis
Baker & Hostetler, LLP
Donald W. Brodsky